EXHIBIT 99.1

Prenetics Global Limited Announces Reverse Stock Split

HONG KONG, November 13, 2023 – Prenetics Global Limited. (NASDAQ: PRE), a leading-genomics-driven health sciences company today announced that the Company’s previously disclosed reverse stock split has been accepted by Nasdaq and will be effective on November 14, 2023.

After the effectiveness of the reverse stock split, every 15 shares Prenetics’ Class A Ordinary Shares and Prenetics’ Class B Ordinary Shares will be automatically combined into one Class A Ordinary Share or Class B Ordinary Share, as applicable, and each shareholder will hold the same percentage of Class A Ordinary Share and Class B Ordinary Share outstanding immediately following the reverse stock split, except for adjustments that may result from the treatment of fractional shares. No fractional shares will be issued in connection with the reverse stock split, and shareholders who would otherwise be entitled to a fractional share will receive a full share. Proportional adjustments will be made to the number of ordinary shares issuable upon the exercise of the Company’s outstanding warrants and stock options, and the number of shares issuable pursuant to outstanding restricted stock units, and the number of shares authorized and reserved for issuance pursuant to the Company’s equity incentive and employee stock purchase plans. The exercise prices and stock price targets of outstanding stock options, warrants and equity awards will also be proportionately adjusted, as applicable.

The reverse stock split is intended to bring the Company into compliance with the minimum $1.00 per share requirement for continued listing on NASDAQ.

About Prenetics

Prenetics (NASDAQ:PRE), a leading genomics-driven health sciences company, is revolutionizing prevention, early detection, and treatment. Our prevention arm, CircleDNA, uses whole exome sequencing to offer the world’s most comprehensive consumer DNA test. Insighta, our US$200 million joint venture with renowned scientist Prof. Dennis Lo, underscores our unwavering commitment to saving lives through pioneering multi-cancer early detection technologies. Insighta plans to introduce Presight for lung and liver cancers in 2025, and to expand with Presight One for 10+ cancers in 2027. Lastly, ACT Genomics, our treatment unit, is the first Asia-based company to achieve FDA clearance for comprehensive genomic profiling of solid tumors via ACTOnco. Each of Prenetics’ units synergistically enhances our global impact on health, truly embodying our commitment to ‘enhancing life through science’. To learn more about Prenetics, please visit www.prenetics.com

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the Company’s ability to further develop and grow its business, including new products and services; its ability to execute on its new business strategy in genomics, precision oncology, and specifically, early detection for cancer; the results of case control studies and/or clinical trials; its ability to identify and execute on M&A opportunities, especially in precision oncology; the reverse stock split and its impact on the trading volume and price of Prenetics’ Ordinary Shares and warrants; and Prenetics’ ability to regain compliance with the listing rules of the Nasdaq Global Market and maintain its continued listing. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement on Form F-1 and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact:

investors@prenetics.com